                                 SCHEDULE 13E-3/A

                                  (Rule l3e-1)
        Transaction Statement Pursuant to Section 13(e) of the Securities
                 Exchange Act of 1934 and Rule 13e-3 Thereunder

                               (Amendment No. 8)

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                        Rule 13e-3 Transaction Statement
                           (Pursuant to Section 13(e)
                     of the Securities Exchange Act of 1934)

                          HERBALIFE INTERNATIONAL, INC.

                                (Name of Issuer)

                          HERBALIFE INTERNATIONAL, INC.
                                   MARK HUGHES
                           MH MILLENNIUM HOLDINGS LLC
                        MH MILLENNIUM ACQUISITION CORP.

                       (Name of Persons Filing statement)

                 CLASS A COMMON STOCK, PAR VALUE $.01 PER SHARE
                 CLASS B COMMON STOCK, PAR VALUE $.01 PER SHARE

                        (Title of Classes of Securities)

                                    ---------

                               426908208 (CLASS A)
                               426908307 (CLASS B)

                     (CUSIP Number of Classes of Securities)

                                   -----------

                          Herbalife International, Inc.
                             1800 Century Park East
                          Los Angeles, California 90067
                               Tel: (310) 410-9600
                         Attn. Robert A. Sandler, Esq.

      (Name, Address and Telephone Number of Persons Authorized to Receive
        Notices and Communications on Behalf of Persons Filing Statement)

                                   Copies to:

                              Anthony T. Iler, Esq.
                               Irell & Manella LLP
                        333 South Hope Street, Suite 3300
                          Los Angeles, California 90071
                                 (213) 620-1555

                               ------------------
                               ------------------

     The filers hereby amend and supplement their Schedule 13e-3, filed September 17, 1999 (as amended, the "Schedule 13e-3"), as set forth in this Amendment No. 8. Capitalized terms used but not defined herein have the meanings assigned to them in the Tender Offer Statement on Schedule 14D-1 of MH Millennium Holdings LLC and its wholly owned subsidiary MH Millennium Acquisition Corp. filed with the SEC on September 17, 1999, as amended.



Item 16. Additional Information.

     Item 16(c) is hereby amended to read as follows:

          On September 14, 1999, three putative class action lawsuits, one entitled Patricia Lisa and Harbor Financial Partners v. Mark Hughes, et al., Case No. BC 216711, one entitled Kevin Coyle v. Mark Hughes, et al., Case No. BC 216759 and one entitled Stuart H. Savett v. Herbalife International, Inc., et al., Case No. BC 216761, were filed in the Superior Court of the State of California, County of Los Angeles, challenging the fairness of the proposed transaction. Five similar lawsuits were later filed in the same court, one on September 15, 1999, entitled Kenneth Schweitzer v. Herbalife International Inc., et al., Case No. BC 216823, two others on September 16, 1999, entitled Frances Longstreth v. Herbalife International, Inc., et al., Case No. BC 216911 and Rae Ellen Plattus vs. Christopher Pair, et al., Case No. BC 16904, one on September 17, 1999, entitled Lee Brenin vs. Mark Hughes, et al., Case No. BC 216932, and one on September 23, 1999, entitled Michael Vaupel vs. Mark Hughes, et al., Case No. BC 217257. In addition, four similar lawsuits were filed in the District Court, Clark County, Nevada, one on September 14, 1999, entitled Colleen M. Tharp vs. Herbalife International, Inc., et al., Case No. A408158II, one on September 15, 1999, entitled Francis Mcfarlain, IRA vs. Herbalife International, Inc., et al., Case No. A408159I, and two on September 22, 1999, one entitled Kevin Coyle vs. Mark Hughes, et al., Case No. A408466 and another entitled Charles Fruscione and Jerome Glowacki vs. Herbalife International, Inc., et al., Case No. A408478. These lawsuits are referred to collectively herein as the "Lawsuits."

          The Lawsuits challenge the fairness of the proposed transaction to the Company's Public Stockholders, alleging, among other things, that the price to be paid in the Offer and the Merger does not reflect the value of the Company's assets, and that the Offer and the Merger are unfair because they will deprive the Public Stockholders of the ability to share proportionately in the Company's future growth in profits and earnings. The Lawsuits also allege that the Special Committee was not independent, and that the Company's directors breached their fiduciary duties to the Public Stockholders in approving the proposed transactions. The plaintiffs have requested an injunction prohibiting the defendants from proceeding with the proposed transactions, unspecified damages, costs and attorneys' fees, and other relief.

          The Company and Mr. Hughes believe that the Lawsuits are without merit and plan to vigorously defend them and any other actions that may be brought in connection with the proposed transactions. There can be no assurances, however, with regard to the outcome of any such suits or to the impact that an adverse result would have on the Company's and the Purchaser's ability to consummate the Offer, the Merger and the related transactions.

ITEM 17. MATERIAL TO BE FILED AS EXHIBITS:

     The exhibits to the Schedule 13e-3 are amended and restated, and exhibit
(d)(9) is added, as follows:



EXHIBIT NO.                               DESCRIPTION
-----------                               -----------
  (a)(1)            Letter from Donaldson, Lufkin & Jenrette Securities
                    Corporation to the Board of Directors and the Special
                    Committee of Herbalife International, Inc., dated September
                    13, 1999 (incorporated by reference to Exhibit (b)(1) of
                    amendment number 2 to Schedule 14D-1).
  (b)(1)            Fairness Opinion of Bear, Stearns & Co. Inc. dated
                    September 13, 1999 (included as Annex B to Exhibit (d)(i)).
  (b)(2)            Presentation materials prepared by Bear, Stearns & Co. Inc.
                    presented to the Special Committee of the Board of
                    Directors of the Company on September 13, 1999 (filed with the Schedule 13e-3 filed on September 17, 1999).
  (c)(1)            Agreement and Plan of Merger, dated as of September 13,
                    1999, by and among the Company, Purchaser, Parent, The Mark
                    Hughes Family Trust and Mark Hughes (included as Annex A to
                    Exhibit (d)(1)).
  (c)(2)            The Equity Commitment letter from Mark Hughes to the
                    Company dated September 10, 1999 (incorporated herein by
                    reference to Exhibit (c)(2) to the Schedule 14D-1).
  (d)(1)            Offer to Purchase, dated September 17, 1999 (incorporated
                    herein by reference to Exhibit (a)(1) to the Schedule
                    14D-1).
  (d)(2)            Letter of Transmittal (incorporated herein by reference to
                    Exhibit (a)(2) to the Schedule 14D-1).
  (d)(3)            Notice of Guaranteed Delivery (incorporated herein by
                    reference to Exhibit (a)(3) to the Schedule 14D-1).
  (d)(4)            Letter to Brokers, Dealers, Commercial Banks, Trust
                    Companies and Other Nominees (incorporated herein by
                    reference to Exhibit (a)(4) to the Schedule 14D-1).
  (d)(5)            Letter to Clients for use by Brokers, Dealers, Commercial
                    Banks, Trust Companies and Other Nominees (incorporated
                    herein by reference to Exhibit (a)(5) to the Schedule
                    14D-1).
  (d)(6)            Guidelines for Certification of Taxpayer Identification
                    Number on Substitute Form W-9 (incorporated herein by
                    reference to Exhibit (a)(6) to the Schedule 14D-1).
  (d)(7)            Summary Advertisement, dated September 17, 1999
                    (incorporated herein by reference to Exhibit (a)(7) to the
                    Schedule 14D-1).
  (d)(8)            Press Release, dated September 13, 1999, issued by
                    Purchaser (incorporated herein by reference to Exhibit
                    (a)(8) to the Schedule 14D-1).
  (d)(9)            Press Release, dated October 21, 1999 (incorporated by
                    reference to Exhibit (a)(13) of amendment number 8 to
                    Schedule 14D-1).
  (e)               Description of Dissenter's Rights (included as Annex C to
                    Exhibit (d)(1)).
  (f)               Not Applicable.
  (g)(1)            Complaint in Patricia Lisa and Harbor Finance Partners vs.
                    Mark Hughes, et al., Case No. BC 216711 (CA Sup. Ct.,
                    September 14, 1999) (incorporated by reference to
                    Exhibit (g)(1) of amendment number 2 to Schedule 14D-1).
  (g)(2)            Complaint in Stuart H. Savett vs. Herbalife International,
                    Inc., et al., Case No. BC 216761 (CA Sup. Ct., September 14,
                    1999) (incorporated by reference to Exhibit (g)(2) of
                    amendment number 2 to Schedule 14D-1).
  (g)(3)            Complaint in Kenneth Schweitzer vs. Herbalife
                    International, Inc., et al., Case No. BC 216823 (CA Sup.
                    Ct., September 15, 1999) (incorporated by reference to
                    Exhibit (g)(3) of amendment number 2 to Schedule 14D-1).
  (g)(4)            Complaint in Frances Longstreth vs. Herbalife
                    International, Inc., Case No. BC 216911 (CA Sup. Ct.,
                    September 16, 1999) (incorporated by reference to
                    Exhibit (g)(4) of amendment number 2 to Schedule 14D-1).
  (g)(5)            Complaint in Rae Ellen Plattus vs. Christopher Pair, et
                    al., Case No. BC 216904 (CA Sup. Ct., September 16, 1999)
                    (incorporated by reference to Exhibit (g)(5) of amendment
                    number 2 to Schedule 14D-1).
  (g)(6)            Complaint in Colleen M. Tharp vs. Herbalife International,
                    Inc., Case No. A408158II (NV Dist. Ct., September 14, 1999)
                    (incorporated by reference to Exhibit (g)(6) of amendment
                    number 2 to Schedule 14D-1).
  (g)(7)            Complaint in Francis Mcfarlain, IRA vs. Herbalife
                    International, Inc., Case No. A408159I (NV Dist. Ct.,
                    September 15, 1999) (incorporated by reference to
                    Exhibit (g)(7) of amendment number 2 to Schedule 14D-1).
  (g)(8)            Complaint in Lee Brenin vs. Mark Hughes, et al., Case No.
                    BC 216932 (CA Sup. Ct., September 17, 1999) (incorporated by reference to Exhibit (g)(8) of amendment number 2 to
                    Schedule 14D-1).
  (g)(9)            Complaint in Kevin Coyle vs. Mark Hughes, et al., Case No.
                    BC216759 (CA Sup. Ct., September 14, 1999) (incorporated by reference to Exhibit (g)(9) of amendment number 4 to
                    Schedule 14D-1).
  (g)(10)           Complaint in Kevin Coyle vs. Mark Hughes, et al., Case No.
                    A408466 (NV Dist. Ct., September 22, 1999) (incorporated by reference to Exhibit (g)(10) of amendment number 4 to
                    Schedule 14D-1).
  (g)(11)           Complaint in Michael Vaupel vs. Mark Hughes, et al., Case
                    No. BC217257 (CA Sup. Ct., September 23, 1999) (incorporated by reference to Exhibit (g)(11) of amendment number 6
                    to Schedule 14D-1).
  (g)(12)           Complaint in Charles Fruscione and Jerome Glowacki vs.
                    Herbalife International, Inc., et al., Case No. A408478
                    (NV Dist. Ct., September 22, 1999) (incorporated by
                    reference to Exhibit (g)(12) of amendment number 9 to
                    Schedule 14D-1).
  (h)(1)            Preliminary Information Statement filed on Schedule 14C by
                    Herbalife International, Inc., on September 29, 1999.*
  (h)(2)            Definitive Information Statement filed on Schedule 14C by
                    Herbalife International, Inc., on October 15, 1999.*

-------------------------

* Previously filed.

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


November 10, 1999                  HERBALIFE INTERNATIONAL, INC.



                                   By: /s/ TIMOTHY GERRITY
                                       -----------------------------------------
                                       Name:  Timothy Gerrity
                                       Title: Chief Financial Officer



                                   MARK HUGHES



                                   By: /s/ MARK HUGHES
                                       -----------------------------------------
                                       Name: Mark Hughes




                                   MH MILLENNIUM HOLDINGS LLC



                                   By: /s/ MARK HUGHES
                                       -----------------------------------------
                                       Name:  Mark Hughes
                                       Title: Managing Member



                                   MH MILLENNIUM ACQUISITION CORP.



                                   By: /s/ MARK HUGHES
                                       -----------------------------------------
                                       Name:  Mark Hughes
                                       Title: President

                                 EXHIBIT INDEX


EXHIBIT NO.                               DESCRIPTION
-----------                               -----------
  (a)(1)            Letter from Donaldson, Lufkin & Jenrette Securities
                    Corporation to the Board of Directors and the Special
                    Committee of Herbalife International, Inc., dated September
                    13, 1999 (incorporated by reference to Exhibit (b)(1) of
                    amendment number 2 to Schedule 14D-1).
  (b)(1)            Fairness Opinion of Bear, Stearns & Co. Inc. dated
                    September 13, 1999 (included as Annex B to Exhibit (d)(i)).
  (b)(2)            Presentation materials prepared by Bear, Stearns & Co. Inc.
                    presented to the Special Committee of the Board of
                    Directors of the Company on September 13, 1999 (filed with the Schedule 13e-3 filed on September 17, 1999).
  (c)(1)            Agreement and Plan of Merger, dated as of September 13,
                    1999, by and among the Company, Purchaser, Parent, The Mark
                    Hughes Family Trust and Mark Hughes (included as Annex A to
                    Exhibit (d)(1)).
  (c)(2)            The Equity Commitment letter from Mark Hughes to the
                    Company dated September 10, 1999 (incorporated herein by
                    reference to Exhibit (c)(2) to the Schedule 14D-1).
  (d)(1)            Offer to Purchase, dated September 17, 1999 (incorporated
                    herein by reference to Exhibit (a)(1) to the Schedule
                    14D-1).
  (d)(2)            Letter of Transmittal (incorporated herein by reference to
                    Exhibit (a)(2) to the Schedule 14D-1).
  (d)(3)            Notice of Guaranteed Delivery (incorporated herein by
                    reference to Exhibit (a)(3) to the Schedule 14D-1).
  (d)(4)            Letter to Brokers, Dealers, Commercial Banks, Trust
                    Companies and Other Nominees (incorporated herein by
                    reference to Exhibit (a)(4) to the Schedule 14D-1).
  (d)(5)            Letter to Clients for use by Brokers, Dealers, Commercial
                    Banks, Trust Companies and Other Nominees (incorporated
                    herein by reference to Exhibit (a)(5) to the Schedule
                    14D-1).
  (d)(6)            Guidelines for Certification of Taxpayer Identification
                    Number on Substitute Form W-9 (incorporated herein by
                    reference to Exhibit (a)(6) to the Schedule 14D-1).
  (d)(7)            Summary Advertisement, dated September 17, 1999
                    (incorporated herein by reference to Exhibit (a)(7) to the
                    Schedule 14D-1).
  (d)(8)            Press Release, dated September 13, 1999, issued by
                    Purchaser (incorporated herein by reference to Exhibit
                    (a)(8) to the Schedule 14D-1).
  (d)(9)            Press Release, dated October 21, 1999 (incorporated by
                    reference to Exhibit (a)(13) of amendment number 8 to
                    Schedule 14D-1).
  (e)               Description of Dissenter's Rights (included as Annex C to
                    Exhibit (d)(1)).
  (f)               Not Applicable.
  (g)(1)            Complaint in Patricia Lisa and Harbor Finance Partners vs.
                    Mark Hughes, et al., Case No. BC 216711 (CA Sup. Ct.,
                    September 14, 1999) (incorporated by reference to
                    Exhibit (g)(1) of amendment number 2 to Schedule 14D-1).
  (g)(2)            Complaint in Stuart H. Savett vs. Herbalife International,
                    Inc., et al., Case No. BC 216761 (CA Sup. Ct., September 14,
                    1999) (incorporated by reference to Exhibit (g)(2) of
                    amendment number 2 to Schedule 14D-1).
  (g)(3)            Complaint in Kenneth Schweitzer vs. Herbalife
                    International, Inc., et al., Case No. BC 216823 (CA Sup.
                    Ct., September 15, 1999) (incorporated by reference to
                    Exhibit (g)(3) of amendment number 2 to Schedule 14D-1).
  (g)(4)            Complaint in Frances Longstreth vs. Herbalife
                    International, Inc., Case No. BC 216911 (CA Sup. Ct.,
                    September 16, 1999) (incorporated by reference to
                    Exhibit (g)(4) of amendment number 2 to Schedule 14D-1).
  (g)(5)            Complaint in Rae Ellen Plattus vs. Christopher Pair, et
                    al., Case No. BC 216904 (CA Sup. Ct., September 16, 1999)
                    (incorporated by reference to Exhibit (g)(5) of amendment
                    number 2 to Schedule 14D-1).
  (g)(6)            Complaint in Colleen M. Tharp vs. Herbalife International,
                    Inc., Case No. A408158II (NV Dist. Ct., September 14, 1999)
                    (incorporated by reference to Exhibit (g)(6) of amendment
                    number 2 to Schedule 14D-1).
  (g)(7)            Complaint in Francis Mcfarlain, IRA vs. Herbalife
                    International, Inc., Case No. A408159I (NV Dist. Ct.,
                    September 15, 1999) (incorporated by reference to
                    Exhibit (g)(7) of amendment number 2 to Schedule 14D-1).
  (g)(8)            Complaint in Lee Brenin vs. Mark Hughes, et al., Case No.
                    BC 216932 (CA Sup. Ct., September 17, 1999) (incorporated by reference to Exhibit (g)(8) of amendment number 2 to
                    Schedule 14D-1).
  (g)(9)            Complaint in Kevin Coyle vs. Mark Hughes, et al., Case No.
                    BC216759 (CA Sup. Ct., September 14, 1999) (incorporated by reference to Exhibit (g)(9) of amendment number 4 to
                    Schedule 14D-1).
  (g)(10)           Complaint in Kevin Coyle vs. Mark Hughes, et al., Case No.
                    A408466 (NV Dist. Ct., September 22, 1999) (incorporated by reference to Exhibit (g)(10) of amendment number 4 to
                    Schedule 14D-1).
  (g)(11)           Complaint in Michael Vaupel vs. Mark Hughes, et al., Case
                    No. BC217257 (CA Sup. Ct., September 23, 1999) (incorporated by reference to Exhibit (g)(11) of amendment number 6
                    to Schedule 14D-1).
  (g)(12)           Complaint in Charles Fruscione and Jerome Glowacki vs.
                    Herbalife International, Inc., et al., Case No. A408478
                    (NV Dist. Ct., September 22, 1999) (incorporated by
                    reference to Exhibit (g)(12) of amendment number 9 to
                    Schedule 14D-1).
  (h)(1)            Preliminary Information Statement filed on Schedule 14C by
                    Herbalife International, Inc., on September 29, 1999.*
  (h)(2)            Definitive Information Statement filed on Schedule 14C by
                    Herbalife International, Inc., on October 15, 1999.*

-------------------------

* Previously filed.